Exhibit D

June 6, 2024
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

We have read the Form 6-K dated June 6, 2024 of ICTS International N.V. and are in agreement with the statements therein concerning Mazars USA LLP.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Mazars USA LLP
New York, NY